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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM F-X
                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


         A.       Name of issuer or person filing ("Filer"):
                  COMPUTERSHARE TRUST COMPANY OF CANADA

         B.       This is [check one]:
                  [X] an original filing for the Filer
                  [ ] an amended filing for the Filer
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         C.       Identify the filing in conjunction with which this Form is being filed:

                  Name of Registrant:                       THE TORONTO-DOMINION BANK
                  Form type:                                F-10
                  File Number (if known):
                  Filed by:                                 THE TORONTO-DOMINION BANK
                  Date Filed                                DECEMBER 16, 2002
                  (if filed concurrently, so indicate):     FILED CONCURRENTLY
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         D.       The Filer is incorporated or organized under the laws of:

                  CANADA

                  and has its principal place of business at:

                  100 UNIVERSITY AVENUE,
                  8TH FLOOR SOUTH TOWER
                  TORONTO, ONTARIO M5J 2Y1
                  TELEPHONE NUMBER:  (416) 263-9342

         E.       The Filer designates and appoints:

                  CT CORPORATION SYSTEM
                  111 EIGHTH AVENUE
                  13TH FLOOR
                  NEW YORK, NEW YORK  10011
                  TELEPHONE NUMBER:  (212) 894-8940

                  as the agent ("Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

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                           (a) any investigation or administrative proceeding
                  conducted by the Commission; and

                           (b) any civil suit or action brought against the
                  Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

         F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.


                                      * * *

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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 12th day of December, 2002.

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                                            By:       /S/ ANDREW RUZZA
                                               ---------------------------------
                                            Name:  Andrew Ruzza
                                            Title: Professional, Corporate Trust


                                            By:      /S/ CARRIE SHEPPARD
                                               ---------------------------------
                                            Name:  Carrie Sheppard
                                            Title: Professional, Corporate Trust


         This statement has been signed by the following person in the capacity indicated as of this 12th of December, 2002.

                                            CT CORPORATION SYSTEM

                                            an Agent for service of process for
                                            Computershare Trust Company of
                                            Canada


                                            By: /S/ ROBIN LAPETERS
                                              ----------------------------------
                                            Name:  Robin LaPeters
                                            Title:   Assistant Secretary